                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                       PURSUANT TO SECTION 14(D)(1) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   RENEX CORP.

                            (NAME OF SUBJECT COMPANY)

                                 ---------------

          RC ACQUISITION CORP. AND NATIONAL NEPHROLOGY ASSOCIATES, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
            INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS

                         (TITLE OF CLASS OF SECURITIES)

                                 ---------------

                                    759683105
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            DR. JEROME S. TANNENBAUM
                    C/O NATIONAL NEPHROLOGY ASSOCIATES, INC.

                          511 UNION STREET, SUITE 1800
                           NASHVILLE, TENNESSEE 37219

                                 (615) 777-8200

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to:

                              ADAM H. GOLDEN, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP

                                 425 PARK AVENUE
                               NEW YORK, NY 10022

                                 (212) 836-8000

                                 ---------------





[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $17,126.17         Form or Registration No.: 14D-1
     Filing Party:  Same as above                Date Filed: December 30, 1999

         This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 dated December 30, 1999 (the "Schedule 14D-1") of RC Acquisition Corp. ("Purchaser"), a Florida corporation and a wholly-owned subsidiary of National Nephrology Associates, Inc., a Delaware corporation ("Parent"), filed in connection with the Purchaser's offer to purchase all outstanding shares of common stock, par value $.001 per share, of Renex Corp., a Florida corporation (the "Company"), hereby amends and supplements Items 6 and 11 of the Schedule 14D-1 as described below.

         This Amendment No. 2 constitutes the final amendment (the "Final Amendment") to the Schedule 14D-1 required by Instruction D to Schedule 14D-1. All capitalized terms used herein and not otherwise defined shall have the same meaning as set forth in the Schedule 14D-1.

         The Offer expired at 5 p.m., New York City time, on January 31, 2000. Pursuant to the Offer, the Purchaser accepted for payment 7,393,055 shares of common stock of the Company. The Purchaser and the Parent own 86.3% of the outstanding shares of the common stock of the Company.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6 is hereby amended and supplemented to incorporate by reference the information set forth in the press release of Parent dated February 1, 2000, filed as Exhibit (a)(10) to this Final Amendment.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(10)   Text of Press Release dated February 1, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2000

                                        RC Acquisition Corp.

                                        By /s/ LEIF MURPHY
                                          --------------------------------------
                                          Title: Executive Vice President, Chief
                                                 Financial Officer

                                        National Nephrology Associates, Inc.

                                        By /s/ LEIF MURPHY
                                          --------------------------------------
                                          Title: Executive Vice President, Chief
                                                 Financial Officer

                                  EXHIBIT INDEX

EXHIBIT                                                                                                SEQUENTIALLY
NUMBER        DESCRIPTION                                                                             NUMBERED PAGES
------        -----------                                                                             --------------
*(a)(1)       Offer to Purchase.

*(a)(2)       Letter of Transmittal.

*(a)(3)       Notice of Guaranteed Delivery.

*(a)(4)       Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

*(a)(5)       Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other
              Nominees.

*(a)(6)       Guidelines for Certification of Taxpayer Identification Number on Substitute
              Form W-9.

*(a)(7)       Text of Press Release dated December 28, 1999.

*(a)(8)       Form of summary advertisement to be published on January 3, 2000.

*(a)(9)       Text of Press Release dated January 31, 2000.

 (a)(10)      Text of Press Release dated February 1, 2000.

*(b)(1)       Commitment Letter, dated December 27, 1999, among Lehman Commercial Paper
              Inc., Lehman Brothers Inc., Credit Agricole Indosuez and Parent with attached
              Summary of Terms and Conditions.

*(c)(1)       Agreement and Plan of Merger, dated as of December 28, 1999, among Parent,
              Purchaser and the Company.

*(c)(2)       Shareholders Agreement, dated as of December 28, 1999, among
              Parent, Purchaser and the directors and executive officers of the Company.

*(c)(3)       Confidentiality Letter, dated as of November 15, 1999, by Parent in favor of the
              Company.

*(c)(4)       Confidentiality Letter, dated as of December 21, 1999 by the Company in favor of
              Parent.

(d)           None.

(e)           Not applicable.

(f)           None.

----------

* Previously filed.